July 11, 2007

Mr. James Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Wyeth

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 26, 2007

File No. 1-1225

Dear Mr. Rosenberg:

Set forth below is Wyeth’s response pursuant to a phone conversation on June 26, 2007 with Ms. Sasha Parikh, Staff Accountant, responding to Wyeth’s response letter to the SEC dated June 14, 2007, in the above referenced matter. For your convenience, a summary of the oral comment is provided.

Form 10-K – December 31, 2006

Oral Comment- Co-development and Co-commercialization Agreements

1.	Please provide additional disclosure that provides further detail regarding the reasons you are not including milestone payments upon regulatory approval. Additionally, please quantify, in the notes to the table, the approximate obligation if all regulatory approvals were received for the products in question.

Response:

•

We have revised, for illustrative purposes, our Contractual Obligations table on page 91 of our 2006 Annual Report on Form 10-K, which is included as Attachment A. The revised table includes additional clarification and quantification regarding potential milestone payments relating to development products if they were to receive regulatory approval. We will provide this revised Contractual Obligations table beginning with our 2007 Annual Report on Form 10-K.

Please let us know if you have any additional comments or questions.

Very truly yours,

Wyeth

By:	/s/ Paul J. Jones
Paul J. Jones
Vice President - Controller

cc:	Mr. Robert Essner Chairman and Chief Executive Officer Mr. Gregory Norden Senior Vice President and Chief Financial Officer

Attachment A

Contractual Obligations [Revised]

The following table sets forth our contractual obligations at December 31, 2006:

		Payments Due by Period
(In millions) Contractual Obligations	Total	2007	2008 and 2009	2010 and 2011	Thereafter
Total debt obligations	$9,221.0	$124.2	$315.9	$1,543.0	$7,237.9
Interest payments(1)	6,352.4	571.3	1,108.4	1,025.7	3,647.0

Total debt obligations, including interest payments	15,573.4	695.5	1,424.3	2,568.7	10,884.9
Purchase obligations(2)	1,858.8	980.2	428.6	241.8	208.2
Co-development obligations(3)	1,178.7	174.7	201.1	115.0	687.9
Retirement-related obligations(4)	1,543.9	317.1	645.1	564.5	17.2
Equity purchase obligation(5)	225.0	225.0	—	—	—
Capital commitments(6)	1,336.3	837.1	499.2	—	—
Operating lease obligations	397.0	104.9	141.9	86.4	63.8

Total	$22,113.1	$3,334.5	$3,340.2	$3,576.4	$11,862.0

(1)	Interest payments include both our expected interest obligations and our interest rate swaps. We used the interest rate forward curve at December 31, 2006 (6.32%) to compute the amount of the contractual obligation for interest on the variable rate debt instruments and our interest rate swaps.

(2)	Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These include obligations for minimum inventory purchase contracts, clinical data management, research and development, and media/market research contracts.

(3)	Co-development obligations consist of estimated payments to third parties under research and development contracts, which become due if, and when, certain milestones are achieved during the drug development process, up through and including regulatory submission. Payments relating to co-commercialization milestones, which occur upon and after regulatory approval, have not been included in the table, due to the historically high degree of uncertainty of achieving regulatory approval. In the event all development products were to receive approval, the resulting milestone payment obligations would be approximately $1,400.0 million.

(4)	This category includes estimated pension and postretirement contributions through 2011. We believe that external factors, including, but not limited to, investment performance of pension plan assets, interest rates, increases in medical care costs and Medicare subsidies, preclude reasonable estimates beyond 2011.

This category also includes deferred compensation principal payments for retirees and certain active employees who have elected payment before retirement as of December 31, 2006 and guaranteed interest to be paid to those individuals through December 2006. All other active employees as of December 31, 2006 are excluded for years subsequent to 2007 since we do not believe we can predict factors such as employee retirement date and elected payout period.

(5)	The equity purchase obligation represents our agreement to buy out the remaining 20% minority interest in 2007 of an affiliate in Japan presently held by Takeda. The purchase price of each buyout is based on a multiple of the entity’s net sales in each of the buyout periods.

(6)	Capital commitments represent management’s commitment for capital spending.

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